Exhibit 99.4

Weibo Corporation - Proof 4 30-Mar-23 ANNUAL GENERAL MEETING FOR AGAINST ABSTAIN Res. 1. THAT Ms. Hong Du shall be re-elected as a director of the Company at this annual general meeting and retain office until her retirement pursuant to the Company’s memorandum and articles of association. Res. 2. THAT Mr. Pehong Chen shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association. Res. 3. THAT Mr. Yan Wang shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association. Res. 4. THAT the Company’s Third Amended and Restated Memorandum and Articles of Association (the “Existing Articles of Association”) in effect be amended and restated by the deletion in their entirety and by the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association (the “New Articles of Association”) annexed to the accompanying AGM notice for the purposes of, among others, (i) bringing the Existing Articles of Association in line with applicable amendments made to Appendix 3 to Hong Kong Listing Rules, and (ii) making other consequential and housekeeping changes in conjunction with the proposed adoption of the New Articles of Association. Weibo Corporation TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”) REPRESENTING CLASS A ORDINARY SHARES OF Weibo Corporation Annual General Meeting Sign below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title. FOLD AND DETACH HERE Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting. Address change Mark box, sign and indicate changes/comments below: Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above. JPMorgan Chase Bank, N.A., Depositary PO Box 64873 Saint Paul MN 55164-0873

Weibo Corporation - Proof 4 30-Mar-23 Annual General Meeting 1. As an ordinary resolution: THAT Ms. Hong Du shall be re-elected as a director of the Company at this annual general meeting and retain office until her retirement pursuant to the Company’s memorandum and articles of association. 2. As an ordinary resolution: THAT Mr. Pehong Chen shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association. 3. As an ordinary resolution: THAT Mr. Yan Wang shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association. 4. As a special resolution: THAT the Company’s Third Amended and Restated Memorandum and Articles of Association (the “Existing Articles of Association”) in effect be amended and restated by the deletion in their entirety and by the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association (the “New Articles of Association”) annexed to the accompanying AGM notice for the purposes of, among others, (i) bringing the Existing Articles of Association in line with applicable amendments made to Appendix 3 to Hong Kong Listing Rules, and (ii) making other consequential and housekeeping changes in conjunction with the proposed adoption of the New Articles of Association. Weibo Corporation JPMorgan Chase Bank, N.A., Depositary PO Box 64873, Saint Paul MN 55164-0873 Voting Instruction Card PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Annual General Meeting (the “Meeting”) of Weibo Corporation, a Cayman Islands company, (the “Company”) will be held at 2:00 p.m. (Hong Kong time) on Wednesday, May 24, 2023, at 5809-5810, Two International Finance Centre, 8th Finance Street, Central, Hong Kong, for the purposes set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Class A Ordinary Shares of the Company (the “Shares”) represented by your ADSs FOR or AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from the Resolutions, or any of them, as the case may be. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 9:00 a.m. (Eastern Time), May 15, 2023. Only the registered holders of record as of the close of business on April 21, 2023, will be entitled to execute the attached Voting Instruction Card. The signatory, a registered holder of ADSs representing Shares of the Company, of record on April 21, 2023, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the Meeting the underlying Shares of the Company represented by ADSs, in accordance with the instructions given on this card. NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 9:00 a.m. (Eastern Time), on May 15, 2023. To view the proxy materials, please visit http://ir.weibo.com/ JPMorgan Chase Bank, N.A., Depositary